SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                  MAVESA, S.A.
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                            (Name of Subject Company)

                                  MAVESA, S.A.
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                      (Name of Person(s) Filing Statement)

              American Depositary Shares Representing Common Stock
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                         (Title of Class of Securities)

                                    577717101
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                      (CUSIP Number of Class of Securities)

                              Alberto Tovar Phelps
                             Chief Executive Officer
                                  Mavesa, S.A.
                                Avenida Principal
                             Los Cortijos de Lourdes
                               Caracas, Venezuela
                           Telephone: 011-582-238-1633

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 (Name,address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a Copy To:

                              J. Allen Miller, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                            Telephone: (212) 408-5100

          This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9) filed on February 22, 2001 by Mavesa S.A. (the "Company"), a sociedad anonima (publicly held limited liability stock company) organized under the laws of the Bolivarian Republic of Venezuela ("Venezuela") and duly registered on the Venezuelan National Securities Commission (Comision Nacional de Valores) (the "CNV"), related to the cash tender offer by Primor Inversiones, C.A. ("Primor Inversiones"), a corporation organized and existing under the laws of Venezuela and a wholly owned subsidiary of Primor Alimentos, C.A., a corporation organized and existing under the laws of Venezuela ("Primor Alimentos" and together with Primor Inversiones, "Primor"), to purchase all outstanding ADSs at a price of US$8.501324822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the U.S. offer to purchase, dated February 21, 2001 (the "U.S. Offer to Purchase"), and the related ADS letter of transmittal (the "ADS Letter of Transmittal" and, together with the U.S. Offer to Purchase, the "U.S. Offer") and the offer by Primor Inversiones to purchase all outstanding Shares at a price of US$0.1416887470 per Share, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the Venezuelan offer to purchase dated February 21, 2001 (the "Venezuelan Offer to Purchase"), the Supplement to the Venezuelan Offer to Purchase, dated February 21, 2001 (the "Supplement" and, together with the Venezuelan Offer to Purchase, the "Venezuelan Offer to Purchase and Supplement"), and the related Share letter of transmittal (the "Share Letter of Transmittal" and, together with the Venezuelan Offer to Purchase and Supplement, the "Venezuelan Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them on the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation

          Item 4 is hereby amended by adding the following to the end of the third full paragraph on page 13 under the caption "Background of the Offers":

          "Following the meeting on November 28, 2000, there were no further discussions with the Other Party."

          Item 4(B)(a)(2) is hereby amended and restated as follows:

          "(2) information demonstrating that the Offers compared favorably to acquisition values of comparable companies;"

          Item 4(B)(a)(10) is hereby amended and restated as follows:

          "(10) the fact that Primor plans to cause Mavesa to de-list the ADSs from the NYSE and de-register under the Securities Exchange Act of 1934 following completion of the Offers resulting in a potential lack of liquidity for shareholders that do not tender shares pursuant to the Offers;"

          Item 4(B)(a)(12) is hereby amended and restated as follows:

          "(12) the absence of any appraisal or similar rights available to holders of ADSs and Shares given Primor's plans not to conduct a subsequent offering period or second-step merger following completion of the Offers and the resulting potential lack of liquidity for shareholders that do not tender shares pursuant to the Offers;"

          Item 4(B)(a)(6) is hereby amended and restated as follows:

          "(6) the Company's management, the Company's prospects and anticipated competitive position if it were to retain its current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation. The Board of Directors considered possible types of alternative transactions, such as joint ventures, acquisitions and divestitures, the likelihood of consummation of such alternative transactions, the possibility of identifying another bidder or third party with which to consummate an alternative transaction and the risks associated therewith. However, other than the Offers, no other offers by third parties were made;"

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:  March 9, 2001               MAVESA S.A.



                                    By: /s/ ALBERTO TOVAR PHELPS
                                        ----------------------------
                                        Name:  Alberto Tovar Phelps
                                        Title: Chief Executive Officer

                                  Exhibit Index
                                  -------------

Exhibit No.      Description
-----------      -----------

     1 Press Release, dated January 10, 2001, (with English translation).***

     2 Press Release of the Company and Primor Inversiones C.A., dated January 22, 2001 (with English translation).*

     3 Press Release of the Company, dated February 14, 2001 (with English translation).**

     4 Letters, dated February 21, 2001 to Mavesa Shareholders and Holders of ADSs.***

     5 Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.***

     6 Mavesa Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.***

     7 English translation of Exhibit 5, Share Purchase Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and certain holders of shares and ADSs of Mavesa named therein.***

     8 English translation of Exhibit 6, Mavesa Agreement dated as of January 21, 2001, by and among Primor, Primor Inversiones and Mavesa.***

     9           Election to Purchase Shares Form.***

     10          Procedures for Exercise of Share Right of First Refusal.***

     11          Election to Purchase ADSs Form.***

     12          Procedures for Exercise of ADS Right of First Refusal.***

     13 Regulation of the Company, dated March 5, 2001, (with English translation).****

     14          Press release, dated March 7, 2001.****


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          * Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated January 22, 2001

          ** Previously filed with the SEC on Pre-Commencement Schedule 14D-9 dated February 14, 2001

          *** Previously filed with the SEC on Amendment No. 1 to Schedule 14D-9 dated February 22, 2001

          **** Previously filed with the SEC on Amendment No. 2 to Schedule 14D-9 dated March 8, 2001